UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

XRS Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983882309

(CUSIP Number)

Frederic D. Fenton

Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: TCV VII MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: OO

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: PN

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: OO

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: TIMOTHY P. MCADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON: IN

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on December 11, 2009, as amended on September 4, 2014 (the “Original 13D”) with respect to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of XRS Corporation, a Minnesota corporation (“XRS” or the “Company”). All capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Original 13D. The Company’s principal executive offices are located at 965 Prairie Center Drive, Eden Prairie, Minnesota 55344.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “Purchasers”), (4) TCV VII Management L.L.C., a Delaware limited liability company (“TCV VII Management”), (5) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“Management VII”), (6) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“TCM VII”), (7) Jay C. Hoag (“Mr. Hoag”), (8) Richard H. Kimball (“Mr. Kimball”), (9) John L. Drew (“Mr. Drew”), (10) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”), (14) John C. Rosenberg (“Mr. Rosenberg”) and (15) David L. Yuan (“Mr. Yuan”). TCV VII, TCV VII(A), Member Fund, TCV VII Management, Management VII, TCM VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 10 hereto.

TCV VII, TCV VII(A), Member Fund, TCV VII Management, Management VII and TCM VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. Management VII is the direct general partner of TCV VII and TCV VII(A). TCM VII is the direct general partner of Management VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Trudeau and Mr. Marshall are members of TCV VII Management (the “Management Members”). The Management Members, Mr. McAdam, Mr. Rosenberg and Mr. Yuan (collectively, the “TCM VII Directors”) are the Class A Directors of TCM VII. The TCM VII Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the TCM VII Directors is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original 13D is hereby amended and restated in its entirety as follows:

(a), (b). On August 29, 2014, XRS, Amundsen Holdings, LLC, a Delaware limited liability company (“Amundsen”), and Amundsen Merger Sub Corp., a Minnesota corporation and a wholly owned subsidiary of Amundsen (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions thereof, Merger Subsidiary agreed to merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

As an inducement for Amundsen and Merger Subsidiary to enter into the Merger Agreement, on August 29, 2014, concurrently with the execution of the Merger Agreement, TCV VII, TCV VII(A), Member Fund, Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., John Deere Special Technologies Group, Inc. and the Chief Executive Officer of the Company each entered into a voting and support Agreement (the “Voting Agreements”) with Amundsen and Merger Subsidiary. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 11 hereto, and is incorporated into this report by reference.

On October 30, 2014, the Company held a special meeting of its stockholders to submit for action by its stockholders, among other things, a proposal to adopt the Merger Agreement. The stockholders of the Company approved the adoption of the Merger Agreement at such special meeting and, on October 31, 2014, the Merger was completed and Merger Subsidiary was merged with and into the Company, resulting in the Company continuing as the surviving corporation and as a wholly owned subsidiary of Amundsen. As a result of the Merger and in accordance with the terms of the Merger Agreement, (i) each issued and outstanding share of Series G Preferred Stock and Common Stock held by the Reporting Persons was cancelled and extinguished and automatically converted into the right to receive $5.60 in cash, without interest thereon and less any required withholding taxes (the “Merger Consideration”), (ii) each issued and outstanding Warrant held by the Reporting Persons was cancelled and automatically converted into the right to receive, with respect to each share of Common Stock issuable under such Warrant, an amount equal to (A) $5.60 in cash, without interest, less (B) the exercise price payable in respect of each share of Common Stock issuable under such Warrant and (iii) each option to purchase Common Stock held by the Reporting Persons was terminated and cancelled and automatically converted into the right to receive with respect to each share of Common Stock issuable under such option, an amount equal to (A) $5.60 in cash, without interest, less (B) the exercise price payable in respect of each share of Common Stock issuable under such option.

The Voting Agreement terminated pursuant to its terms upon the consummation of the Merger. Each of (i) the Voting Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., and John Deere Special Technologies Group, Inc. and (ii) the Investor Rights Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P. was terminated in connection with the consummation of the Merger. The Indemnification Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P. (the “Indemnification Agreement”) continues to be in full force and effect following the consummation of the Merger. A copy of the Indemnification Agreement is attached hereto as Exhibit 9 and is incorporated by reference herein.

(c). Not applicable.

(d)–(j). Other than a result of the Merger, not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a), (b). As of the close of business on October 31, 2014, the Reporting Persons beneficially owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting Person	Number of Total Shares	Percentage of Outstanding Shares
TCV VII	-0-	0.00%
TCV VII(A)	-0-	0.00%
Member Fund	-0-	0.00%
TCV VII Management	-0-	0.00%
Management VII	-0-	0.00%
TCM VII	-0-	0.00%
Mr. Hoag	-0-	0.00%
Mr. Kimball	-0-	0.00%
Mr. Drew	-0-	0.00%
Mr. Reynolds	-0-	0.00%
Mr. Trudeau	-0-	0.00%
Mr. McAdam	-0-	0.00%
Mr. Rosenberg	-0-	0.00%
Mr. Yuan	-0-	0.00%
Mr. Marshall	-0-	0.00%

(c). Please see Item 4 above. On October 31, 2014, the Reporting Persons listed below received cash consideration of $5.60 for each share of Series G Preferred Stock or Common Stock listed below that was cancelled and extinguished and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement:

Name of Reporting Person	Shares Converted into Merger Consideration
TCV VII	5,996,276
TCV VII(A)	3,114,008
Member Fund	56,382
TCV VII Management	22,500
Mr. Marshall	15,100	(1)

(1)	Does not include (i) certain shares of Preferred Stock of the Company or Warrants (collectively, the “Trident Securities”) or (ii) certain shares of restricted Common Stock (together, the “Trident Awards”), in each case beneficially owned by Trident Capital Management-V, L.L.C. (“TCMV”) and/or Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. and/or Trident Capital Parallel Fund-V, C.V. (collectively, the “Trident Funds”). The Trident Awards were granted to Mr. Marshall in his capacity as a director nominated to the Board of Directors of the Company by TCMV, and the Trident Awards were held directly by Mr. Marshall solely for the benefit of TCMV pursuant to the terms of TCMV’s operating agreement.

On October 31, 2014, the following Warrants held by the Reporting Persons listed below were cancelled pursuant to the Merger Agreement in exchange for cash consideration representing the difference between $5.60 and the exercise price payable in respect of each share of Common Stock issuable under such Warrant:

Name of Reporting Person	Number of Shares of Common Stock Subject to Warrants	Cash Consideration Received Per Share
TCV VII	1,798,882	$2.60
TCV VII(A)	934,202	$2.60
Member Fund	16,914	$2.60

On October 31, 2014, the following options held by Mr. Marshall were cancelled pursuant to the Merger Agreement in exchange for cash consideration representing the difference between $5.60 and the per share exercise price of each such option:

Number of Shares of Common Stock Subject to Options(1)(2)	Cash Consideration Received Per Share
5,000	$2.60
10,000	$2.75
10,000	$4.27
10,000	$3.78
10,000	$2.95

(1)	TCV VII Management is entitled to ultimately receive all of the Merger Consideration received by Mr. Marshall with respect to the options.
(2)	Does not include options (the “Trident Options”) exercisable for shares of Common Stock beneficially owned by the Trident Funds. The Trident Options were granted to Mr. Marshall in his capacity as a director nominated to the Board of Directors of the Company by TCMV, and the Trident Options were held directly by Mr. Marshall solely for the benefit of TCMV pursuant to the terms of TCMV’s operating agreement.

(d). Not applicable.

(e). The Reporting Persons ceased to be the owners of more than five percent (5%) of the Common Stock on October 31, 2014.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby amended and restated in its entirety as follows:

Other than the Indemnification Agreement, which continues to be in full force and effect, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2014

TCV VII, L.P.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VII(A), L.P.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VII MANAGEMENT, L.L.C.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

ROBERT W. TRUDEAU

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

CHRISTOPHER P. MARSHALL

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TIMOTHY P. MCADAM

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JOHN C. ROSENBERG

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

DAVID L. YUAN

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 2 Note Purchase Agreement, dated December 4, 2009, among XRS Corporation, TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., and GW 2001 Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 3 Form of Senior Mandatorily Convertible Promissory Note of XRS Corporation (incorporated by reference from Exhibit 3 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 4 Form of Support Agreements entered into among TCV VII, L.P. and TCV VII(A), L.P and each of (i) John Deere Special Technologies Group, Inc., (ii) GW 2001 Fund, L.P. and Weber Capital Partners II, L.P, and (iii) Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 5 Certificate of Designation of Preferences of Series G Preferred Stock of XRS Corporation (incorporated by reference from Exhibit 5 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 6 Form of Warrant to Purchase Common Stock of XRS Corporation (incorporated by reference from Exhibit 6 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 7 Investor Rights Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P. (incorporated by reference from Exhibit 7 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 8 Voting Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., and John Deere Special Technologies Group, Inc. (incorporated by reference from Exhibit 8 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 9 Indemnification Agreement, dated December 4, 2009, among XRS Corporation., TCV VII, L.P., TCV VII(A), L.P., and TCV Member Fund, L.P. (incorporated by reference from Exhibit 9 to Schedule 13D relating to the Common Stock of XRS Corporation filed on December 11, 2009).

Exhibit 10 Joint Filing Agreement (incorporated by reference from Exhibit 10 to Schedule 13D/A relating to the Common Stock of XRS Corporation filed on September 3, 2014).

Exhibit 11 Form of Voting Agreement (incorporated by reference from Exhibit 11 to Schedule 13D/A relating to the Common Stock of XRS Corporation filed on September 3, 2014).

Exhibit 12 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009).

Exhibit 13 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Schedule 13D relating to the common stock of Green Dot Corporation filed on August 6, 2010).

Exhibit 14 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference to Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 5, 2011).